June 25, 2025

Via EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attn:	Pearlyne Paulemon
Isabel Rivera

	Re:	Alset Inc.
Preliminary Information Statement on Schedule 14C
Filed June 9, 2025
File No. 001-39732

Dear Ms. Paulemon and Ms. Rivera,

On behalf of Alset Inc. (the “Company”), we are hereby responding to the letter dated June 13, 2025 (the “SEC Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Preliminary Information Statement on Schedule 14C filed June 9, 2025 (the “Information Statement”). To respond to the Comment Letter and update certain information in the Information Statement, the Company is filing an amendment to the Information Statement with the Commission today.

For ease of reference, the text of the Staff’s comment is included in type below, followed by the Company’s response in boldface.

Preliminary Information Statement on Schedule 14C

General

1.	We note your revision in response to prior comment 1. Please provide the financial information required by Item 14 of Schedule 14A. Refer to Item 1 of Schedule 14C.

Response: The Company respectfully acknowledges the Staff’s comment and has added the financial information required by Item 14 of Schedule 14A, attached thereto as Annex D, E, F, and G.

Please call Darrin Ocasio of Sichenzia Ross Ference Carmel LLP at (212) 930-9700 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

ALSET INC.

/s/ Rongguo Wei
Rongguo Wei
Co-Chief Financial Officer